Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Office of General Counsel

June 18, 2024

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 18, 2024, The Nasdaq Stock Market LLC (the "Exchange") received from Flag Ship Acquisition Corporation (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one ordinary share and one right

Ordinary shares, par value $0.001

Rights to receive one-tenth (1/10) of one Ordinary Share

We further certify that the securities described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,